                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---   1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2001 or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
      __________

Commission file number 1-12716

      A. Full title of the plan and address of the plans, if different from that of the issuer named below:

                            EMPLOYEE SAVINGS PLAN OF
                    KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES
                                       AND
                            KOPPERS INDUSTRIES, INC.
                     SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

      B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

                            KOPPERS INDUSTRIES, INC.
                               436 Seventh Avenue
                       Pittsburgh, Pennsylvania 15219-1800

REQUIRED INFORMATION

                         Report of Independent Auditors

J. E. Boan, Chairman
The Retirement Board
Koppers Industries, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                       /s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
June 7, 2002

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                 Statements of Net Assets Available for Benefits

                                                                       December 31,
                                                                   2001           2000
                                                             -----------------------------
Assets
Investments at fair value:
  Putnam Income Fund                                          $  1,061,348    $    704,404
  Putnam Voyager Fund                                            4,727,156       6,252,715
  Putnam New Opportunities Fund                                  4,288,877       5,614,114
  Putnam Asset Allocation:  Growth Portfolio                     1,591,572       1,818,622
  Putnam Asset Allocation:  Balanced Portfolio                   3,082,522       3,301,865
  Putnam Asset Allocation:  Conservative Portfolio                 924,107         998,701
  Putnam S&P 500 Index Fund                                      8,042,826      10,016,648
  Putnam International Growth Fund                               1,918,733       2,348,727
  Putnam New Value Fund                                            829,609         454,392
  Putnam Stable Value Fund                                      10,872,585      10,384,068
  Company Stock Fund                                             6,695,596       8,184,000
  Participant loans                                              1,255,296       1,352,182
                                                             -----------------------------
Total investments                                               45,290,227      51,430,438

Employer's contribution receivable                                 283,662         196,173
Employee contributions receivable                                  127,638         123,643
                                                             -----------------------------
Net assets available for benefits                             $ 45,701,527    $ 51,750,254
                                                             =============================

See accompanying notes.

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Deductions from net assets attributed to:
 Investment income (loss):
   Net realized/unrealized depreciation in fair value of investments     $ (6,476,918)
   Interest and dividends                                                   2,169,204
                                                                         ------------
                                                                           (4,307,714)

 Contributions:
   Employer                                                                   716,000
   Employee                                                                 1,710,936
                                                                         ------------
                                                                            2,426,936
                                                                         ------------
Total deductions                                                           (1,880,778)

Investment fees                                                                 6,844
Benefit payments                                                            4,021,598
Transfers to affiliated plan                                                  139,507
                                                                         ------------
Net decrease in assets available                                           (6,048,727)

Net assets available for benefits at beginning of year                     51,750,254
                                                                         ------------
Net assets available for benefits at end of year                         $ 45,701,527
                                                                         ============

See accompanying notes.

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                          Notes to Financial Statements

                                December 31, 2001

1. Summary of Accounting Policies

Description of the Plan

The Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries (Company) (the Plan) is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. The Plan was implemented on January 1, 1989 upon the formation of the Company. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Substantially all nonunion employees are eligible to become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions can range from 1% to 16% of annual compensation subject to Internal Revenue Code limitations. The Company matches 100% of the first one percent and 50% of the second and third percent of employee compensation contributed. The Company may, at the Board of Directors' discretion, contribute an additional amount to the Plan (Discretionary Contribution). Discretionary Contributions of $244,803 and $157,983 were made for the years ended December 31, 2001 and 2000, respectively. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, or permanent disability.

If employment is terminated for any reason other than retirement, death, or permanent disability, a participant is entitled to receive 100% of employee contributions, employer matching contributions, and rollover contributions. The vested value of any Company Discretionary Contributions is determined in accordance with the following schedule:

Years of Service                                           Vested Interest
----------------                                           ---------------

Less than five years                                             0%
Five years or more                                             100%

Generally, amounts forfeited by participants upon termination are used to reduce the amount of future employer contributions to the Plan.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods subject to certain limitations:

..    lump sum payment; or

..    payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant's vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant's nonforfeitable interest in the Plan is pledged as collateral for the loan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock included in the Company Stock Fund are valued at fair value by the Board of Directors based upon an independent valuation obtained by management. The participant loans are valued at their outstanding balances, which approximate fair value.

Forfeitures

At December 31, 2001 and 2000, the balances in the forfeiture accounts were $1,371 and $89,053, respectively.

2. Investments

The net depreciation in investments by investment type is summarized as follows:

                                                                  Net Changes in
                                                                    Fair Value
                                                                  --------------
                                                                    December 31,
                                                                         2001
                                                                  --------------

Investments at fair value as determined by quoted market prices:
     Registered investment companies                                $(4,372,014)
     Common collective trusts                                        (1,219,568)
     Company stock                                                     (885,336)
                                                                    -----------
                                                                    $(6,476,918)
                                                                    ===========

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

5. Party-in-Interest

At December 31, 2001 and 2000, the Plan held 239,128 shares and 260,637 shares of Koppers Industries, Inc. common stock with values of $6,695,596 and $8,184,000, respectively.

                            Employee Savings Plan of
                    Koppers Industries, Inc. and Subsidiaries

                                (Plan Number 001)
                                 EIN 25-1588399

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                       Current
     Shares                 Asset Description                           Value
-------------------------------------------------------------------------------

      163,536   *Putnam Income Fund                               $   1,061,348
      273,246   *Putnam Voyager Fund                                  4,727,156
      104,658   *Putnam New Opportunities Fund                        4,288,877
      166,309   *Putnam Asset Allocation: Growth Portfolio            1,591,572
      314,222   *Putnam Asset Allocation: Balanced Portfolio          3,082,522
      106,341   *Putnam Asset Allocation: Conservative Portfolio        924,107
      288,791   *Putnam S&P 500 Index Fund                            8,042,826
       96,808   *Putnam International Growth Fund                     1,918,733
       58,137   *Putnam New Value Fund                                  829,609
   10,872,585   *Putnam Stable Value Fund                            10,872,585
      239,128   *Company Stock Fund                                   6,695,596
          N/A   *Participant loans--6.0% to 9.75%                     1,255,296
                                                                  -------------
                                                                  $  45,290,227
                                                                  =============

     *Party-in-interest

                         Report of Independent Auditors

J. E. Boan, Chairman
The Retirement Board
Koppers Industries, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees at December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
June 7, 2002

                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees

                 Statements of Net Assets Available for Benefits

                                                                       December 31,
                                                                    2001          2000
                                                              ----------------------------
Assets
Investments at fair value:
   Putnam Income Fund                                         $   139,315    $    94,921
   Putnam Voyager Fund                                            496,648        511,781
   Putnam New Opportunities Fund                                  415,789        434,225
   Putnam Asset Allocation:  Growth Portfolio                     201,787        184,106
   Putnam Asset Allocation:  Balanced Portfolio                   197,468        160,275
   Putnam Asset Allocation:  Conservative Portfolio                91,614         69,952
   Putnam S&P 500 Index Fund                                      595,125        490,265
   Putnam International Growth Fund                               133,278        137,189
   Putnam New Value Fund                                           63,057         25,464
   Putnam Stable Value Fund                                       615,942        423,606
   Company Stock Fund                                             122,907         25,958
   Participant loans                                              122,668        112,395
                                                              ----------------------------
Total investments                                               3,195,598      2,670,137

Employer's contribution receivable                                 22,896         13,457
Employee contributions receivable                                  72,490         47,792
                                                              ----------------------------
Net assets available for benefits                             $ 3,290,984    $ 2,731,386
                                                              ============================

See accompanying notes.

                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions to net assets attributed to:
   Investment income (loss):
     Net realized/unrealized depreciation in fair value of investments          $   (422,797)
     Interest and dividends                                                          101,048
     Transfers from affiliated plan                                                  139,507
                                                                                ------------
                                                                                    (182,242)

   Contributions:
     Employer                                                                        212,416
     Employee                                                                        735,229
                                                                                ------------
                                                                                     947,645
                                                                                ------------
Total additions                                                                      765,403

Investment fees                                                                        1,844
Benefit payments                                                                     203,961
                                                                                ------------
Net increase in assets available                                                     559,598

Net assets available for benefits at beginning of year                             2,731,386
                                                                                ------------
Net assets available for benefits at end of year                                $  3,290,984
                                                                                ============

See accompanying notes.

                            Koppers Industries, Inc.
                    Savings Plan for Union Hourly Employees

                         Notes to Financial Statements

                               December 31, 2001

1. Summary of Accounting Policies

Description of the Plan

The Koppers Industries, Inc. Savings Plan for Union Hourly Employees was amended as of January 1, 1999 and is a defined contribution savings plan, with a 401(k) salary reduction feature.

Collective-bargaining employees of Koppers Industries, Inc. (the Company) are eligible to participate in the Plan once eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

Contributions

Employee contributions can range from 1% to 16% of annual compensation subject to Internal Revenue Code limitations. Matching contributions vary based on the plant location of the participant. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, involuntary termination, or permanent disability.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods:

..     Lump-sum payment; or

..     payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant's vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant's nonforfeitable interest in the Plan is pledged as collateral for the loan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock are valued at fair value by the Board of Directors, based upon an independent valuation obtained by management. Participant loans are valued at their outstanding value, which approximates fair value.

2. Investments

The net appreciation (depreciation) in investments by investment type is summarized as follows:

                                                                 Net Changes in
                                                                   Fair Value
                                                                 --------------
                                                                   Year ended
                                                                   December 31,
                                                                       2001
                                                                 --------------

Investments at fair value as determined by quoted market prices:
   Registered investment companies                                   $(355,735)
   Common collective trust                                             (64,124)
   Company stock                                                        (2,938)
                                                                 -------------
                                                                     $(422,797)
                                                                 =============

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

5. Party-in-Interest

At December 31, 2001 and 2000, the Plan held 4,390 and 827 shares of Koppers Industries, Inc. common stock with values of $122,907 and $25,958, respectively.

                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees
                               (Plan Number 004)
                                 EIN 25-1588399

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

     Shares                     Asset Description                 Current Value
-------------------------------------------------------------------------------

     21,466    *Putnam Income Fund                                 $    139,315
     28,708    *Putnam Voyager Fund                                     496,648
     10,146    *Putnam New Opportunities Fund                           415,789
     21,085    *Putnam Asset Allocation:  Growth Portfolio              201,787
     20,129    *Putnam Asset Allocation:  Balanced Portfolio            197,468
     10,542    *Putnam Asset Allocation:  Conservative Portfolio         91,614
     21,369    *Putnam S&P 500 Index Fund                               595,125
      6,724    *Putnam International Growth Fund                        133,278
      4,419    *Putnam New Value Fund                                    63,057
    615,942    *Putnam Stable Value Fund                                615,942
      4,390    *Company Stock Fund                                      122,907
        N/A    *Participant loans--6.0% to 9.25%                        122,668
                                                                  -------------
                                                                   $  3,195,598
                                                                  =============

*Party-in-interest

EXHIBITS

     The following exhibit is filed herewith:

     Exhibit No.           Description

       23.1                Consent of Ernst & Young LLP

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       EMPLOYEE SAVINGS PLAN OF KOPPERS
                                       INDUSTRIES, INC. AND SUBSIDIARIES AND
                                       KOPPERS INDUSTRIES, INC. SAVINGS PLAN
                                       FOR UNION HOURLY EMPLOYEES

     Date: June 27, 2002               By:      /s/  Joseph E. Boan
           --------------                 --------------------------------
                                                Joseph E. Boan, Chairman

                                       17